Vampire® VINEYARDS

Become an owner in Vampire

Greetings Vampire customers and fans,

We're about to launch a Community Round – what does that mean?

This means we're letting our customers and biggest supporters become investors in our Vampire Corporation for a minimum investment of $100. We decided to host a Community Round for our Vampire Corporation on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation.

We're inviting you to become an investor in our Vampire Corporation, before we open this investing round up to the public–giving you priority access before we open to the public + VC's and sell out. Rather than sharing the fruits of our growth with only a small group of millionaire investors, we want to give our customers a piece of the pie.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company. Will you join us?

Keep an eye out tomorrow for more details on how to get involved and click below to check out our Wefunder page!

Eternally yours,

Michael Machat

Founder/CEO - Vampire Corporation

Check Out Our Wefunder Page



Vampire VINEYARDS
THE TASTE OF IMMORTALITY®
BECOME ONE OF US
GOLD

Vampire Corporation is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Vampire® VINEYARDS

Why should you invest in our Community Round?

Greetings Vampire customers and fans,

Yesterday, we introduced you to the concept of a Community Investment Round, and invited you to invest in our Vampire Corporation.

You may be thinking "Ok, I can invest in The Vampire Corporation, but why should I, and how does that work?" Below we've outlined some answers to your possible questions and concerns to make you feel as comfortable with the process as possible:

Why should you invest? Investing in new ventures can earn big returns, though investing shouldn't be solely about that. To invest in something as risky as a startup, you should feel something extra, beyond just the business model. You're investing because you believe in our product, our founder, and our future, and want to be instrumental to our growth and success. You should only invest as much money as you are comfortable losing.

Is my money safe? How does this work? Your investment will be made through Wefunder, an SEC-regulated platform that keeps your money safe at all times. Payment options include: bank transfers (US only), checks (for $1000+ investments), credit card, Apple Pay, Google Pay, or wire transfer (international investors only). Check out all of the info on making an investment here

Is it ok to invest a small amount? Absolutely! Even $100 can make a difference. $100 invested in Airbnb in the beginning would leave you with $1.24M today (that's an extreme example and not all investments will turn out this way)!

What if I'm an international investor? Wefunder can accept investments from anywhere in the world other than Quebec, Alberta, and Ontario. Check out the investment process for international investors here.

We're launching the public stage of our Wefunder round this month, so keep an eye out for announcement emails and learn more on our **Wefunder page** so you don't miss out on the special bonus reserved for the first investors!

Eternally yours,

Michael Machat

Founder/CEO - Vampire Corporation

Check Out Our Wefunder Page



Vampire VINEYARDS
THE TASTE OF IMMORTALITY
BECOME ONE OF US
GOLD
Vampire

Vampire Corporation is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Vampire's Community Round is Now Live!

Become an owner in the company and share in our growth.

Greetings Vampire customers and fans,

Our Wefunder campaign is now live! You're invited to join our exclusive private round before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Investor Perks!) and invest here:
https://wefunder.com/vampire.spirits

Check Out Our Wefunder Page

In the past year, The Vampire Corporation has achieved a lot:

We have begun selling our wines at over 200 Safeway Stores in Northern California.
Cost Plus World Market now carries Vampire wine year round in their 250 stores.
We have secured retail and wholesale commitments for our soon to be released RTD Absinthe Cocktail.

...and we're so excited to do even more!

This round of funding will allow us to:

Increase our overall wine production and expand our offerings with new sub-brands such as "The Count."
Expand our Vampire spirits offerings into the exploding ready-to-drink cocktail market.
Add key employees to facilitate our growth.

We are really excited about the growth that The Vampire Corporation has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!

Eternally yours,

Michael Machat

Founder/CEO - Vampire Corporation


Vampire
VINEYARDS
THE TASTE OF IMMORTALITY
BECOME ONE OF US
GOLD

Vampire Corporation is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Vampire® VINEYARDS

Vampire's Private Community Round has 18 hours to go!

Become an owner in the company and share in our growth.

Greetings Vampire customers and fans,

Thank you to those who have already showed their support. Our Wefunder private campaign has 18 hours to go! You're invited to join our exclusive private round before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Investor Perks!) and invest here: **https://wefunder.com/vampire.spirits**

Check Out Our Wefunder Page

In the past year, The Vampire Corporation has achieved a lot:

We have begun selling our wines at over 200 Safeway Stores in Northern California.
Cost Plus World Market now carries Vampire wine year round in their 250 stores.
We have secured retail and wholesale commitments for our soon to be released RTD Absinthe Cocktail.

...and we're so excited to do even more!

This round of funding will allow us to:

Increase our overall wine production and expand our offerings with new sub-brands such as "The Count."
Expand our Vampire spirits offerings into the exploding ready-to-drink cocktail market.
Add key employees to facilitate our growth.

We are really excited about the growth that The Vampire Corporation has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!

Eternally yours,

Michael Machat

Founder/CEO - Vampire Corporation


Vampire
VINEYARDS
THE TASTE OF IMMORTALITY
BECOME ONE OF US
GOLD
Vampire

VAMPIRE.COM

Published by Sammy Moir · April 26 at 11:27 AM ·

BECOME AN OWNER IN VAMPIRE

You're invited to join our exclusive private round before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Investor Perks!) and invest here:
https://wefunder.com/vampire.spirits

Vampire Corporation is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being s... **See more**



Hi, I'm Michael, founder of
Vampire, the original Gothic
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vampiredotcom BECOME AN OWNER IN VAMPIRE
You're invited to join our exclusive private round before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Investor Perks!) and invest here: https://wefunder.com/vampire.spirits
Vampire Corporation is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
5d

gracemoirr I'm in ! 🧛🪶🩸
4d Reply

thepoetphoenix ❤️ interested
3d Reply

lucasmoirr Amazing
4d Reply

Liked by sweet.melissa.darling and 90 others
5 DAYS AGO

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Post

Vampire Is Really On To Something Good

Greetings Vampire investors present and future,

At Vampire we are proud to say that we saw this coming. According to Mintel data, total volume sales of spirits-based RTD cocktails increased 226% from 2016 to 2021, making the category one of the fastest-growing segments across beverage alcohol. Read the article from SevenFiftyDaily and learn about the Ready To Drink Cocktail boom **HERE.**

Besides our Vampire wine, Dracula wine, authentic Spanish Sangria, and Vampyre branded Vodka, we're about to launch a line of Vampire Spirits ready to drink cocktails (exciting announcement soon,) including a Vampire Spirits Absinthe Cocktail, 9% ready-to-drink, made from absinthe, ginger ale and lime. There has never been a better time to get involved with us.


Coming
Soon
From VAMPIRE SPIRITS™
VAMPIRE SPIRITS
ABSINTHE VERTE
READY TO DRINK
COCKTAIL
Absinthe Verte
Ginger Ale & Lime

Space is running out to invest under our Early Bird terms, so don't wait and lose your chance at getting the most bang for your buck! For this limited time, we're offering early bird investors extra equity if they exercise their right to convert their loan to equity.

There's only a short amount of time left before our Early Bird fills up, and once this allotment is filled, there won't be another chance to get this deal. Check out our Wefunder page (don't miss the Investor Perks!) and invest here: **https://wefunder.com/vampire.spirits**

Check Out Our Wefunder Page

Become an owner in the company and share in our growth.

In the past year, We've achieved a lot:

We have begun selling our wines at over 200 Safeway Stores in Northern California.

Cost Plus World Market now carries Vampire wine year round in their 250 stores.

We have secured retail and wholesale commitments for our soon to be released RTD Absinthe Cocktail. …and we're so excited to do even more!

This round of funding will allow us to:

Increase our overall wine production and expand our offerings with new sub-brands such as "The Count."
Expand our Vampire spirits offerings into the exploding ready-to-drink cocktail market.
Add key employees to facilitate our growth.

We are really excited about the growth our direct to consumer channel has seen over the last several months. And we have even more exciting plans for continuing to ramp up our overall growth in the coming year, with your help!

Eternally yours,

Michael Machat

Founder/CEO - Vampire Corporation


Vampire
VINEYARDS
THE TASTE OF IMMORTALITY®
BECOME ONE OF US
GOLD
LOS ANGELES
TASTINGS
GOLD
GOLD
GOLD
Vampire
CABERNET SAUVIGNON

Vampire Corporation is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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